Exhibit (a)(5)(i)

IN THE COURT OF COMMON PLEAS

OF WASHINGTON COUNTY, PENNSYLVANIA

CIVIL DIVISION

PLAINTIFF: DANIEL SCHURR,	Case No.: 2010-2333
Individually and on Behalf of All Others
Similarly Situated,	TYPE OF PLEADING:

COMPLAINT IN CIVIL ACTION -
vs.	CLASS ACTION

Filed on Behalf of:
DEFENDANTS: CNX GAS
CORPORATION, PHILIP W. BAXTER,	Daniel Schurr, Plaintiff
NICHOLAS J. DEIULIIS, RAJ K. GUPTA,
J. BRETT HARVEY, JOHN R. PIPSKI,	Counsel of Record:
PAUL JEROME RICHEY AND CONSOL
ENERGY, INC,	Alfred G. Yates Jr., Esquire
PA ID No. 17419
Gerald L. Rutledge, Esquire
PA ID No. 62027

LAW OFFICE OF
ALFRED G. YATES JR., P.C.
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, PA 15219
Telephone: (412) 391-5164
Facsimile: (412) 471-1033

Joe Kendall
Hamilton Lindley
KENDALL LAW GROUP, LLP
3232 McKinney, Suite 700
Dallas, TX 75214
Telephone: (214) 744-3000
Facsimile: (214) 744-3015

IN THE COURT OF COMMON PLEAS OF

WASHINGTON COUNTY, PENNSYLVANIA

DANIEL SCHURR, individually and on;	§	Case No. 2010–2333
Behalf of All Others Similarly Situated	§
§
Plaintiff,	§
§
vs.	§	CIVIL DIVISION-CLASS ACTION
§
CNX GAS CORPORATION. PHILIP W.	§
BAXTER, NICHOLAS J. DEIULIIS, RAJ K.	§
GUPTA, J. BRETT HARVEY, JOHN R.	§
PIPSKI, PAUL JEROME RICHEY AND	§
CONSOL ENERGY, INC.	§
§
Defendants.	§
§

NOTICE TO DEFEND

You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defenses or objections to the claims set forth against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the complaint or for any other claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.

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Southwestern Pennsylvania Legal Aid Society

10 West Cherry Avenue

Washington. Pennsylvania 15301

Telephone Number: 724-225-6170

IN THE COURT OF COMMON PLEAS OF

WASHINGTON COUNTY, PENNSYLVANIA

DANIEL SCHURR, Individually and on	§	Case No. 2010-2333
Behalf of All Others Similarly Situated,	§
§
Plaintiff,	§
§
vs.	§	CIVIL DIVISION-CLASS ACTION
§
CNX GAS CORPORATION, PHILIP W.	§
BAXTER, NICHOLAS J. DEIULIIS, RAJ K.	§
GUPTA, J. BRETT HARVEY, JOHN R.	§
PIPSKI, PAUL JEROME RICHEY AND	§
CONSOL ENERGY, INC.	§
§
Defendants.	§
§

COMPLAINT FOR BREACH OF FIDICIARY DUTY

Plaintiff Daniel Schurr, by and through his attorneys, files this Class Action Complaint for Breach of Fiduciary Duty, and respectfully shows the Court as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the shareholders of CNX Gas Corporation (“CNX Gas Corp.,” “CNX,” or the “Company”) against certain of the Company’s officers and/or directors (the “Board”) and others, arising out of their efforts to place their own interests and the interest of the Company’s majority shareholder ahead of those of the Company’s public shareholders. The Board has breached its fiduciary duties by allowing an agreement between CONSOL Energy, Inc. (“CONSOL” or “CONSOL Energy”) and T. Rowe Price Associates, Inc. (“T. Rowe Price”) in a cash deal whereby T. Rowe Price has agreed to tender almost 9.5 million shares of CNX Gas Corp. stock for $38.25 per share (the “Proposed Acquisition”), thus further entrenching CONSOL Energy as the majority shareholder. The Board has further breached its fiduciary duties by entertaining a tender offer an unfair price. CNX Gas Corp.’s officers and directors were aided and abetted by the Company and CONSOL Energy in breaching their fiduciary duties.

Plaintiff’s Original Class Action Complaint

2. Under the Proposed Acquisition, CONSOL will pay $38.25 per CNX share for the 9.5 million shares that are currently owned by investment advisory clients of T. Rowe Price. This represents a 24% premium over the closing price on March 19, 2010. CNX closed at $35.45 as recently as October 20, 2010. Completion of the Proposed Acquisition will mean that CONSOL will own 135,274,183 of 150,986,918 shares of common stock, or 89.6% of CNX Gas Corp.’s outstanding shares of common stock. Once CONSOL Energy acquires 90% ownership of CNX Gas Corp, CNX’s minority shareholders will be forced to take a short-form merger without any stockholder action or approval.

3. All of CNX Gas Corp.’s executive officers are also executive officers of CONSOL Energy, and all but one of CNX Gas Corp.’s directors also serve on the board of directors of CONSOL Energy, creating substantial conflicts of interest. Defendants face serious conflicts of interest in connection with the Proposed Acquisition, and are placing their own personal interests and the interests of CONSOL Energy ahead of those of the CNX Gas Corp.’s public shareholders. Thus, defendants have breached and will continue to breach the fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing that they owe to the CNX Gas Corp.’s public shareholders.

4. Because defendants dominate and control the business and corporate affairs of CNX Gas Corp. and are in possession of private corporate information concerning the Company’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of CNX Gas Corp., which makes it inherently unfair for them to favor their own personal interests to the exclusion of maximizing stockholder value.

Plaintiff’s Original Class Action Complaint

5. Plaintiff seeks injunctive relief to prevent defendants from favoring their own personal interests and failing to maximize shareholder value unless and until they remedy their breaches of fiduciary duty.

JURISDICTION AND VENUE

6. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County or is an individual who has sufficient minimum contacts with Pennsylvania so as to render the exercise of jurisdiction by the Pennsylvania courts permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting in violation of fiduciary duties owed to CNX Gas Corp.’s shareholders occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

8. Plaintiff Daniel Schurr is, and at all times relevant hereto was, a shareholder of CNX Gas Corp.

9. Defendant CNX Gas Corp. is headquartered in Canonsburg, Washington County, Pennsylvania and incorporated in the State of Delaware. The Company, which is

Plaintiff’s Original Class Action Complaint

publicly traded on the New York Stock Exchange under the symbol “CXG,” is a natural gas exploration, development, production and gathering company operating in the Appalachian and Illinois Basins of the United States, and a leading producer of coalbed methane. CONSOL Energy currently owns 83.3% of CNX Gas Corp.’s outstanding shares of common stock.

10. Defendant CONSOL Energy is a high-Btu bituminous coal and natural gas company based in Canonsburg, Washington County, Pennsylvania. CONSOL Energy is a member of the Standard & Poor’s 500 Equity Index and the Fortune 500. At year-end 2009, it had 11 bituminous coal mining complexes in six states and reports proven and probable coal reserves of 4.5 billion tons. It also is a majority owner of CNX Gas, a leading Appalachian gas producer, with proved reserves of more than 1.9 trillion cubic feet.

11. Defendant Philip W. Baxter (“Baxter”) has been a director of the Company since June 30, 2005, the date of its formation. Baxter served as a Chairman of the Board from June 30, 2005 until January 2009. Baxter currently serves as a member of the Audit Committee, and has served as a member of the Finance Committee. In addition, Baxter serves as director of CONSOL Energy (as well as Chairman of its Audit Committee and a member of its Finance Committee). He has held that position from August 1999 until August 2005, and rejoined the CONSOL Energy Board in January 2009. He currently serves on CONSOL Energy’s Audit and Finance Committees.

12. Defendant Nicholas J. Deluliis (“Deluliis”) is the President and Chief Operating Officer of the Company. In addition, Deluliis serves as Executive Vice President and Chief Operating Officer of CONSOL Energy, positions that he has held since January 16, 2009.

Plaintiff’s Original Class Action Complaint

13. Defendant Raj K. Gupta (“Gupta”) has been a director of the Company since June 30, 2005, the date of its formation, and currently serves as a member of the Audit Committee. In addition, Gupta has been a director of CONSOL Energy since February 2004 and serves on its Audit Committee.

14. Defendant J. Brett Harvey (“Harvey”) has served as Chairman of the Board and Chief Executive Officer of the Company since January 16, 2009. Mr. Harvey has also been a director of the Company since June 30, 2005, the date of its formation. In addition, Harvey has served as President, Chief Executive Officer, and a director of CONSOL Energy since January 1998.

15. Defendant John R. Pipski (“Pipski”) has been a director of the Company since August 15, 2005 and currently serves as a member of the audit committee.

16. Defendant Paul Jerome Richey (“Richey”) serves as Executive Vice President, Corporate Affairs, Chief Legal Officer, and Secretary of the Company.

17. The defendants named above in ¶¶ 11-16 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

18. Under Delaware law, directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, including a significant premium. To diligently comply with these duties, neither the directors nor the officers may take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

Plaintiff’s Original Class Action Complaint

(b) will discourage, inhibit or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

19. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of CNX Gas Corp., are obligated under Delaware law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the proposed sale of CNX Gas Corp., are violating the fiduciary duties owed to plaintiff and the other public shareholders of CNX Gas Corp,

Plaintiff’s Original Class Action Complaint

including their duties of loyalty, good faith and independence, insofar as they stand on both sides of the transaction and are engaging in self-dealing and obtaining for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class, and have failed and are failing to provide shareholders with all material information concerning the Proposed Acquisition.

21. Because the Individual Defendants are breaching and have breached their duties of loyalty, good faith and independence in connection with the proposed sale of CNX Gas Corp. the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action as a class action on behalf of all holders of CNX Gas Corp. common stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are the defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

23. This action is properly maintainable as a class action.

24. The Class members are so numerous that joinder of all members is impracticable. As of January 29, 2010, CNX Gas Corp. had 150,986,918 shares of common stock outstanding. While the exact number Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds, of members in the proposed Class. Record owners and other Class members may be identified from records maintained by CNX Gas Corp. or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

Plaintiff’s Original Class Action Complaint

25. Plaintiff’s claims are typical of the claims of the Class members as all Class members are similarly affected by defendants’ wrongful conduct and plaintiff does not have any interests adverse to the Class.

26. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel competent and experienced in class and securities litigation. Plaintiff is an adequate representative of the Class.

27. Common questions of law and fact predominate over any questions solely affecting individual Class members and include: (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition; (b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition; (c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of CNX Gas Corp.; (d) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing; (e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; (f) whether defendants have failed to provide all material information to shareholders in connection with the Proposed Acquisition; and (g) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

Plaintiff’s Original Class Action Complaint

28. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for Class members to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action, and the relief sought herein is appropriate with respect to the Class as a whole as defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

FACTUAL ALLEGATIONS

I. Background

29. CNX Gas Corp. is a Canonsburg-based independent natural gas exploration, development, production and gathering company operating in the Appalachian and Illinois Basins of the United States. CNX Gas Corp. is a leading producer of coalbed methane, develops conventional Marcellus and other shale gas, and has a growing conventional and shale exploration program.

30. CNX Gas Corp. has several active conventional and unconventional natural gas operational areas across the eastern United States including: coalbed methane in southwestern Virginia; coalbed methane and Marcellus Shale in southwestern Pennsylvania and northern West Virginia; coalbed methane east of Pittsburgh; and. Chattanooga Shale in northern Tennessee. The Company is one of the largest gas

Plaintiff’s Original Class Action Complaint

producers in the Appalachian Basin with net sales of 94.4 Bcf for the year ended December 31, 2009. As of December 31, 2009, the Company had 1.9 trillion cubic feet equivalent of net proved reserves, with a PV-10 pre-tax value of $1.5 billion and a standardized measure of discounted after tax future net cash flows attributable to proved reserves of $0.9 billion. The Company’s proved reserves, approximately 86% of which is in coalbed methane, have a long-lived reserve life index of 20.2 years.

31. The Company earned near industry-leading margins and returns on capital employed due to its low costs and relatively high prices received due to the Company’s production proximity to East Coast markets. The Company has earned a reputation as a safe, efficient producer, with one of the industry’s lowest cost structures, and has low debt.

32. CNX Gas Corp. was established on June 30, 2005. CONSOL Energy contributed its gas assets to CNX Gas, effective August 8, 2005, at $16 per share. CONSOL Energy currently has an approximately 83% ownership interest in CNX Gas Corp.

33. For the quarter ending December 31, 2009, CNX Gas reported gross profit of $177.984 million and net income of $41.111 million as compared to gross profit and net income of $120.150 million and $35.470 million, respectively, for the prior quarter.

II. CONSOL Energy’s Proposed Acquisition

34. On March 21, 2010, CONSOL Energy announced that it had entered into an agreement to buy 9.5 million shares of CNX Gas Corp. from stockholders represented by T. Rowe Price Associates Inc. (“T. Rowe Price”) equal to approximately 37% of the outstanding shares that CONSOL Energy does not currently own. As part of the deal

Plaintiff’s Original Class Action Complaint

with T. Rowe Price, CONSOL Energy agreed to commence a tender offer for the remaining outstanding shares by May 5, 2010 at a price of $38.25 per share. CONSOL Energy currently owns approximately 83.3% of the approximately 151 million shares of CNX Gas common stock outstanding. T. Rowe Price agreed to tender the shares that its investment advisory clients own into this offer. CONSOL Energy intends to make its offer directly to CNX Gas Corp.’s shareholders. CONSOL Energy is attempting to use its status as a controlling shareholder of CNX Gas Corp. to acquire all of the Company’s stock that CONSOL Energy does not already own for much less than fair value.

35. As the controlling stockholder, CONSOL Energy has the power and is exercising such power to enable it to acquire the Company’s common stock and to dictate terms that are contrary to the Company’s minority shareholders’ best interests and do not reflect the fair value of CNX Gas Corporation’s common stock. Therefore, this transaction is subject to the entire fairness standard by which the Defendants must establish both fair price and fair dealing.

III. Defendants Are Breaching Their Fiduciary Duties to Plaintiff and the Class

36. The minority shareholders of CNX Gas Corp. are not adequately protected, and the tender price of $38.25 per share is too low. Tellingly, on the day of the announcement of the Proposed Acquisition, the Company’s stock traded at $37.84, a strong indicator that shareholders are not being offered anything significant of value in exchange for giving up control of the Company. CNX closed at $35.45 as recently as October 20, 2009, and on March 25, 2010, CNX closed at $37.91.

37. Furthermore, the principal stockholder of CNX Gas Corp. is CONSOL Energy, which owns 83.3% of the Company’s outstanding shares of common stock. If

Plaintiff’s Original Class Action Complaint

the Proposed Acquisition is consummated, CONSOL Energy will own 89.5% of the Company’s outstanding shares of common stock. As a result, CONSOL Energy will be able to determine the outcome of all corporate actions requiring stockholder approval. Furthermore, the companies share the same address, phone number, and receptionist.

38. All of CNX Gas Corp.’s executive officers are also executive officers of CONSOL Energy, and all but one of CNX Gas Corp.’s directors also serve on the board of directors of CONSOL Energy, creating substantial conflicts of interest. CONSOL Energy has the right to vote its shares in favor of the Proposed Acquisition and thus can approve the Proposed Acquisition regardless of the interests or votes of CNX Gas Corp.’s minority shareholders. Under these conditions, CONSOL Energy should refrain from voting its shares in connection with the Proposed Acquisition and subject the vote on the Proposed Acquisition to a “majority of the minority” provision.

39. The Individual Defendants have strong personal interests. For instance, in the last year, Defendant Deluliis sold 60,935 shares of stock for $50.13 per share and $49.80 per share for a total of $3,035,632.86. In the last year, Defendants Gupta and Baxter sold 4,325 and 10,623 shares of stock, respectively, for an undisclosed amount.

40. By reason of their positions with CNX Gas Corp., the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of CNX Gas Corp., and especially the true value and expected increased future value of CNX Gas Corp and its assets, which they have not disclosed to CNX Gas Corp.’s public shareholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of CNX Gas Corp.’s public shareholders.

Plaintiff’s Original Class Action Complaint

41. The proposed sale is wrongful, unfair and harmful to CNX Gas Corp.’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of defendants on unfair terms.

42. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•

Act independently so that the interests of CNX Gas Corp.’s public shareholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee and the requirement that any buyout proposal be approved by a majority of the minority shareholders.

•

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of CNX Gas Corp.’s public shareholders.

•

Disclose all material information about the Proposed Acquisition, including, among other things, the sales process for the Company, the Company’s intrinsic value and prospects going forward, conflicts of interest that impinged on the sales process, and the financial analyses underlying the fairness opinion of the Company’s financial advisor.

43. As detailed herein, the defendants have breached their fiduciary duties to the plaintiff and the Class. As a result of the defendants’ conduct, the Company’s minority shareholders have been and will continue to be denied a fair and adequate price for their shares of CNX Gas Corp.

44. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to the plaintiff and the Class, and may

Plaintiff’s Original Class Action Complaint

consummate the Proposed Acquisition, which will deprive Class members of their fair share of CNX Gas Corp.’s valuable assets and operations, to the irreparable harm of the Class.

45. According to the 2009 CNX Annual Report, once CONSOL Energy acquires 90% or more of CNX Gas Corporation, “CONSOL Energy could by itself effect a ‘short form’ merger without any stockholder action or approval. Thus, the minority stockholders may not have any vote on a merger or other transaction involving [the Company] that results in [the Company] becoming a wholly owned subsidiary of CONSOL Energy and the minority stockholders may be faced with either accepting the consideration offered by CONSOL Energy or pursuing appraisal rights.”

46. Accordingly, CONSOL Energy will only need an additional 0.4% of the shares in order to complete the short-form merger—a tiny number that guarantees the takeover of CNX will occur without protection for the minority shareholders.

CAUSES OF ACTION

Claim for Breach of Fiduciary Duties and Aiding and Abetting

47. Plaintiff repeats and realleges each and every allegation in paragraphs 1-46, as if fully set forth herein.

48. The Individual Defendants, aided and abetted by the Company and CONSOL Energy, have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of CNX Gas Corp. and have acted to put their personal interests ahead of the interests of CNX Gas Corp.’s shareholders.

Plaintiff’s Original Class Action Complaint

49. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

50. The Individual Defendants have violated their fiduciary duties by negotiating a transaction with CONSOL Energy without regard to the fairness of the transaction to CNX Gas Corp.’s shareholders. Defendants CNX Gas Corp. and CONSOL Energy directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of CNX Gas Corp. stock.

51. As demonstrated by the allegations above, the Individual Defendants, aided and abetted by CNX Gas Corp. and CONSOL Energy, failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of CNX Gas Corp. because, among other reasons:

(a) they are not independent and are acting out of loyalty to CONSOL Energy, not CNX Gas Corp. and its minority shareholders;

(b) they are failing to properly maximize the value of CNX Gas Corp. common shares;

(c) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships in connection with the Proposed Acquisition; and

(d) they have abdicated their fiduciary duties.

52. Because the Individual Defendants dominate and control the business and corporate affairs of CNX Gas Corp., and are in possession of private corporate

Plaintiff’s Original Class Action Complaint

information concerning CNX Gas Corp.’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of CNX Gas Corp. which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

53. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants, aided and abetted by CNX Gas Corp. and CONSOL Energy, have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

54. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

55. Unless enjoined by this Court, the Individual Defendants, aided and abetted by CNX Gas Corp. and CONSOL Energy, will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of CNX Gas Corp.’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

56. The Individual Defendants, aided and abetted by CNX Gas Corp. and CONSOL Energy, are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class and have breached and are breaching their fiduciary duties to the members of the Class.

57. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants, aided and abetted by CNX Gas Corp. and CONSOL Energy, will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not

Plaintiff’s Original Class Action Complaint

engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

58. As a result of the Individual Defendants’ and CONSOL Energy’s actions, Plaintiff and the Class have been and will be harmed.

59. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

JURY DEMAND

60. Plaintiff demands a trial by jury.

AMOUNT IN CONTROVERSY

61. The amount in controversy is in excess of the jurisdiction of the Board of Arbitrators and is in excess of Fifty Thousand Dollars ($50,000.00).

PRAYER FOR RELIEF

FOR THESE REASONS, plaintiff demands preliminary and permanent injunctive relief, in plaintiff’s favor and in favor of the Class, and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Acquisition is in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders, and discloses all material information to shareholders regarding the Proposed Acquisition;

Plaintiff’s Original Class Action Complaint

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of CNX Gas Corp.’s shareholders;

E. Rescinding, to the extent already implemented, the Proposed Acquisition and proposals, voting agreements and termination fees associated therewith;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: March 29, 2010.	Respectfully submitted, LAW OFFICE OF ALFRED G. YATES, JR., P.C.

/s/ Alfred G. Yates, Jr.
Alfred G. Yates, Jr. (PA ID No. 17419)
Gerald L. Rutledge (PA ID No. 62027)
519 Allegheny Building
429 Forbes Avenue Pittsburgh, PA 15219 Telephone: (412) 391-5164 Facsimile: (412) 471-1033

Joe Kendall Hamilton Lindley Dena DeNooyer Stroh Scott Kendall KENDALL LAW GROUP, LLP 3232 McKinney, Suite 700 Dallas, TX 75214 Telephone: (214) 744-3000
Facsimile: (214) 744-3015

ATTORNEYS FOR PLAINTIFF

Plaintiff’s Original Class Action Complaint

VERIFICATION

I, Hamilton Lindley, verify that I am the attorney for Plaintiff in the within action, that I am authorized to make this verification on his behalf as Plaintiff’s verification could not be obtained on such short notice, that the facts set forth in the Class Action Complaint are true and correct to the best of his knowledge, information and belief, and that he understands that false statements made herein are subject to the penalties of 18 Pa. C.S. § 4904, relating to unsworn falsification to authorities.

Date: March 29, 2010.	/s/ Hamilton Lindley
HAMILTON LINDLEY

Plaintiff’s Original Class Action Complaint